Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

We are an enterprise software solution services provider headquartered in Hong Kong. We conduct operations through our Operating Subsidiary in Hong Kong, Wching HK. We provide customized software solutions, cloud-based software-as-a-service (“SaaS”) platforms, and “white-label” software design and development services. Our mission is to empower our customers and users, in particular, SMBs, to accelerate their digital transformation, optimize productivity, improve customer experiences, and enable resource-efficient growth with our low-cost, user-friendly, reliable and integrated all-in-one Enterprise Resource Planning (“ERP”) software solutions.

We believe that SMBs are, and will continue to be, a vital component of the economy. However, we have observed that most SMBs rely on antiquated, laborious, inefficient processes or software systems to manage and execute most of their back-office and front-office operational functions. To compete effectively, we believe SMBs require modern integrated software solutions that can automate and streamline operational functions to reduce costs and allow them to focus on higher value-added activities. Furthermore, the COVID-19 pandemic also accelerated technology adoption by SMBs as they were required to respond to new challenges, such as facilitating remote work and finding new methods to engage with customers. At the same time, SMBs also have distinctive technology needs when adopting and transforming to software technologies — we believe SMBs prefer low-cost solutions that are easy to implement, onboard, and integrate and require little ongoing maintenance.

We focused on innovation, agility, and reliability, enabling us to adapt to our customers’ needs, deliver user-friendly software solutions and services and develop a comprehensive portfolio of integrated solutions. Our ERP solutions, together with our proprietary software technology, are engineered to enable SMBs of different business models, scales of operations, and needs, in their day-to-day business activities, to support back-office and front-office functions, such as finance and accounting, procurement, manufacturing, inventory management, order management, warehouse management, supply chain management, Customer Relationship Management (“CRM”), professional services automation, project and file management, human resources management, e-commerce, and marketing automation. Our portfolio of software and applications modules also allows our customers and users to scale up and customize to meet specific business and operation needs.

Our total revenues decreased by approximately US$119,832 or 10.2% to approximately US$1,061,080 for the six months ended June 30, 2024 from approximately US$1,180,912 for the six months ended June 30, 2023. Our net income for the six months ended June 30, 2023 and 2024, were US$464,580 and US$381,153, respectively.

Key Factors Affecting Our Results of Operations

We believe our future performance will depend on many factors, including the following:

Continued growth of e-commerce globally

The market for SaaS solutions has been experiencing a consistent and substantial increase in demand among SMBs. Factors such as cost-effectiveness, scalability, and streamlined operations have contributed to the growing popularity of SaaS solutions. By leveraging cloud-based technologies, companies can access a wide range of software applications and services without the need for extensive infrastructure investments.

As an enterprise software solution services provider in Hong Kong, we are well-positioned to capitalize on this growing trend. We anticipate attracting a larger customer base and expanding our platform as more enterprises recognize the benefits of adopting SaaS solutions. Our revenue model in MR. CLOUD, which is based on subscription fees, is related to the growth of the demand among SMBs. As the demand for SaaS solutions continues to rise, driven by the increasing need for efficient and cost-effective software services, we are confident in the sustained growth of our business.

Enhancing our software platform

We recognize the importance of continuously improving our offerings to meet the evolving needs of our clients. In the second half of 2024, we plan to enhance our proprietary cloud-based SaaS ERP software platform, MR. CLOUD. The development of new modules for MR. CLOUD will require a further investment of resources. The successful execution of this expansion and effective monetization of the new modules will depend on various factors, including securing sufficient capital for innovation, implementing effective marketing strategies, navigating competition, establishing competitive pricing, and ensuring our valued clients’ satisfaction and continued subscription. Our commitment lies in pushing the coverage of our software platform to deliver a greater diversity of solutions and services to our clients.

Retention and growth of our existing customers

Our current business and long-term revenue growth rely on the retention and expansion of our existing customer base. We will continue implementing updates and maintenance of our platform to maintain our platform capabilities to maximize customer satisfaction and retention. By consistently improving platform performance based on customer feedback, we aim to ensure high satisfaction, which is crucial for retaining and growing our customer base.

Our technical support team aims to consistently offer clear instructions, tutorials, and resources to help customers start using our software and platform quickly and effectively. We consider a positive onboarding experience sets the foundation for long-term customer satisfaction and reduces the likelihood of churn. Our sales team will continue implementing cross-selling and upselling strategies to increase the average revenue per customer. We will keep tracking the percentage of customers who adopt additional products or upgrade their existing plans.

Acquisition of new customers

Increasing our customer base is important to our continued revenue growth. Establishing a robust brand presence and implementing highly effective marketing strategies are essential for attracting new customers. To maximize our organic visibility, we will consistently optimize our website and content to enhance search engine rankings, thereby increasing our online visibility and reach. Additionally, we will leverage paid advertising platforms like Google Ads and social media advertising to precisely target relevant keywords, demographics, and interests. By leveraging data-driven advertising campaigns, we can quantitatively measure and optimize our marketing efforts to drive higher conversion rates and effectively reach our target audience. These strategies will enable us to efficiently acquire new customers and achieve sustainable revenue growth in line with our business objectives.

To drive customer acquisition, we plan to implement a referral program to encourage our existing customers to refer others to MR. CLOUD. By providing incentives for successful referrals, we leverage the power of word-of-mouth marketing to generate valuable leads and attract new customers. Additionally, we intend to offer free trials or freemium versions of our platform, allowing potential customers to experience the value and functionality of our solutions firsthand. This risk-free opportunity enables prospects to assess the benefits and suitability of our software for their specific needs, increasing the likelihood of conversion.

Expanding into new markets

We intend to expand into new international markets, focusing on those with low digital adoption and growing usage of software solutions. We will conduct thorough market research, analyzing factors such as market size, growth potential, competitive landscape, regulatory environment, and customer needs in each market to identify potential target markets that align with MR. CLOUD offerings. We will invest in our sales force to identify strategic partners in the potential markets to accelerate our entry and gain access to the potential customer base. By collaborating with local system integrators, resellers, or technology partners who have established networks and expertise in the market, such partnerships can help us navigate local business practices and increase our market reach.

Continued investments in innovation and growth

Investments in innovation are pivotal factors that significantly influence the results of operations for our software solution services provider in Hong Kong. We intend to continue to invest in research and development to build new capabilities and maintain the core technology underpinning our white-labelled software design and development services. In addition, we expect to increase investment in sales and marketing to broaden our reach with new clients and abroad and deepen our penetration with existing clients. We are increasing our general and administrative spending to support our growing operations and prepare for operating as a public company. With our revenue growth objectives, we expect to continue to make such investments for the foreseeable future.

Basis of Presentation

Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”) and financial reporting requirements under the SEC rules. They include the financial statements of the Company and its subsidiaries. All transactions and balances among these entities have been eliminated upon consolidation.

In preparing our unaudited condensed consolidated financial statements, our board of directors has given careful consideration to our future liquidity in light of the fact that our current liabilities exceeded our current assets as of December 31, 2023 and June 30, 2024 and the Company had a working capital deficit of US$268,232 and US$242,536 as of December 31, 2023 and June 30, 2024, respectively. We had cash and cash equivalents of US$12,783 and US$8,199 as of December 31, 2023 and June 30, 2024. This circumstance gave rise to substantial doubt that the Company would continue as a going concern subsequent to December 31, 2023 and June 30, 2024, respectively. We intend to meet the cash requirements for the next 12 months from the issuance date of the unaudited condensed consolidated financial statements through operations and financial support from our Controlling Shareholder, financial institutions, and investors. Upon the completion of the initial public offering on October 3, 2024, before deducting estimated placement agent’s commissions, estimated offering expenses and transaction costs, proceed of US$4,400,000 was received. Furthermore, we are obtaining the additional financing or negotiating the terms of the existing short-term liabilities, and with the continuous efforts on improving operational efficiency, cost reductions and enhancing efficiency, we consider we are able to continue as a going concern to meet our liquidity needs for the next 12 months. We are of the opinion that, taking into account of the present available banking facilities and internal financial resources we have, we have sufficient working capital to meet in full our financial obligations as they fall due in the foreseeable future. Hence, the consolidated financial statements have been prepared on going concern basis.

Critical Accounting Policies, Judgments and Estimates

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities as at the date of the unaudited condensed consolidated financial statements and reported amounts of income and expenses during the reporting periods. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the unaudited condensed consolidated financial statements include allowance for expected credit losses, the useful lives of property and equipment and intangible assets, and interest rate of lease, impairment assessment of property and equipment and intangible assets. Actual results may differ from these estimates.

We believe the following critical accounting policies reflect the more significant judgments and estimates we used in the preparations of our unaudited condensed consolidated financial statements.

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, and subsequently issued additional related Accounting Standards Updates (collectively, “ASC 606”). The Company derives revenue principally from the provision of customized software solutions based on customers’ specifications, white labelled software design and development services and MR. CLOUD SaaS platform subscription services to SMBs customers. The Company enters into agreements with customers that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services transfer to the customer. It is customary practice for the Company to have written agreements with its customers and revenue on oral or implied arrangements is generally not recognized. The Company recognizes revenue based on the consideration specified in the applicable agreement.

Revenue from contracts with customers is recognized using the following five steps:

1.	identify the contract(s) with a customer;

2.	identify the performance obligations in the contract;

3.	determine the transaction price;

4.	allocate the transaction price to the performance obligations in the contract; and

5.	recognize revenue when (or as) the entity satisfies a performance obligation.

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects that, upon the inception of revenue contracts, the period between when the Company transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

As a practical expedient, the Company elected to expense the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.

Generally, revenue is recognized when the Company has negotiated the terms of the transaction, which includes determining either the overall price, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Company is reasonably assured that funds have been or will be collected from the customer.

The service offerings by the Company mainly comprise the following:

(a) Customized software solutions

The Company is engaged to provide a wide range of customized IT software including desktop software development service, website and mobile application development services. The contract is typically fixed priced with no variable consideration and does not provide any post contract client support or upgrades. The Company’s contracts are generally non-cancellable and non-refundable in the event of cancellation. The Company designs software and system based on clients’ specific needs which require the Company to perform services including design, development, and integration. These services also require significant customization. A series of promises are identified in a contract. But these promises are interrelated and not distinct. These promises are inputs used to complete the service. The customers cannot benefit from any standalone promise. Thus only one performance obligation with standard quality guarantee is identified in a contract. The performance obligation is satisfied at a point of time and recognized as revenue upon the completion of services to the customers, usually at the time when the result of services is tested and accepted by the customers. The duration of the development period is short, usually less than one year. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a portion of contract amount usually is billed upon the completion of the related projects. Contract liabilities will be recognized when payment was received and charged to statements of operations once customized software delivered.

Additionally, the Company provides product warranty on customized IT software for a period of 90 days from delivery of such software. The warranty is not a separate performance obligation because the nature of the warranty is to provide assurance that the software will function as expected and comply with agreed-upon specifications. The Company has not experienced material warranty costs and, therefore, does not believe an accrual for these costs is necessary. There is no maintenance attached in the contract.

The Company provides technical support service to the customer subsequent to the transfer of customized IT software for a period of time, typically 90 days from delivery of such software. The Company provides the technical support services at no additional consideration, the transaction price of the contract is allocated to customized IT software and technical support service by reference to their standalone price estimated using a residual approach. The standalone price of technical support services is considered to be minimal as the Company has not had to provide significant technical support services to date for our platform, no transaction price is allocated to technical support services for the six months ended June 30, 2023 and 2024.

(b) White label software

The Company provides self-developed software as “White label” products to corporate customers. White label software is software that is sold unbranded, that their own branding can be added and then the software can be resold by accessing to the software as if the corporate customers developed it. Similar to customized software solutions, the Company is engaged by the customer to provide white label software and the customer is able to customize the white label software/application and integrate custom features into the default white label applications and software per their needs. Revenue from white label software is recognized when the relevant services have been rendered. The contract is typically fixed priced with no variable consideration and does not provide any post contract client support or upgrades. The Company’s contracts are generally non-cancellable and non-refundable in the event of cancellation. A series of promises are identified in a contract. But these promises are interrelated and not distinct. These promises are inputs used to complete the service. The customers cannot benefit from any standalone promise. Thus only one performance obligation with standard quality guarantee is identified in a contract. The performance obligation is satisfied at a point of time and recognized as revenue upon the completion of services to the customers, usually at the time when the result of services is tested and accepted the white label software by the customer. The duration of the development period is short, usually less than one year. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a portion of contract amount usually is billed upon the completion of the related projects. Contract liabilities will be recognized when payment was received and charged to statements of operations once white label product delivered.

Additionally, the Company provides product warranty on white label services for a period of 90 days from delivery of such software. The warranty is not a separate performance obligation because the nature of the warranty is to provide assurance that the software will function as expected and comply with agreed-upon specifications. The Company has not experienced material warranty costs and, therefore, does not believe an accrual for these costs is necessary. There is no maintenance attached in the contract.

The Company provides technical support service to the customer subsequent to the transfer of white label software for a period of time, typically 90 days from delivery of such software. The Company provides the technical support services at no additional consideration, the transaction price of the contract is allocated to white label software and technical support service by reference to their standalone price estimated using a residual approach. The standalone price of technical support services is considered to be minimal as the Company has not had to provide significant technical support services to date for our platform, no transaction price is allocated to technical support services for the six months ended June 30, 2023 and 2024.

(c) Subscription services

The Company provides SaaS digital business management software services through subscription which includes the right to use the MR. CLOUD ERP software and continuous technical support services such as upgrading applications and fixing the minor bugs to SMBs. MR. CLOUD is a cloud-based software delivery model to develop, deliver, and maintain a variety of ERP software and applications modules in a single platform, including human resources management, project and file management, email and marketing automation, financial and accounting, quotation and invoice management, inventory management, group messenger and customer relationship management, merging all of customers’ business processes on a single platform instead of having a different software and applications for each function of its business. Customer who subscribes to the service plan logs in to their accounts to use the subscribed service over the internet or mobile on a clouded basis.

The Company enters into a distinct and fixed-fee contract with its customers as a principal for the provision of SaaS digital business management software services on subscription basis. Pursuant to the contracts, the Company requires to provide a series of digital business management applications online either being accessed on web or mobile over contract terms beginning on the commencement date of each contract, which is the date its service is made available to customers. Billings to the customers are generally on a monthly or quarterly basis over the contract term, which is typically one year. There is no variable consideration in the transaction price. The Company’s contracts are generally non-cancellable and non-refundable in the event of cancellation. The subscription services contracts typically include a single performance obligation. There will be an update or upgrade of the MR. CLOUD ERP system when necessary and which can be utilized by existing customers automatically for the new functions during their contract period. There is no additional consideration for the update or upgrade of the software and the additional costs for the updates and upgrades were charged to statements of operations directly in the period incurred. The transaction price of the contract is allocated to the remaining contract period from the date of the upgraded software available for customers to use. No significant costs were incurred to update or upgrade the software during the six months ended June 30, 2023 and 2024. There is no maintenance services attached in the contract.

The revenue from subscription services is recognized over the contract term as clients receive and consume benefits of such services as provided. Accordingly, the Company recognizes revenues from subscription services on a monthly basis when it satisfies its performance obligations throughout the contract terms.

Accounts receivable, net

Accounts receivable mainly represent amounts due from customers for provision of cloud-based SaaS services from subscription which are recorded net of allowance for the Company’s expected credit losses. The Company generally grant credit terms of 90 days to the clients. In evaluating the collectability of receivable balances, the Company considers specific evidence including aging of the receivable, the client’s payment history, its current creditworthiness and current economic trends and customer specific quantitative and qualitative factors that may affect our customers’ ability to pay. The Company regularly reviews the adequacy and appropriateness of the allowance for expected credit losses. Accounts receivable are written off after all collection efforts have ceased. As of December 31, 2023 and June 30, 2024, allowance for expected credit losses was US$13,864 and US$18,546, respectively.

Lease

ASC 842 supersedes the lease requirements in ASC 840 “Leases,” and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. All leases in the Company and its subsidiaries (“Group”) are accounted for as operating leases.

We determine if an arrangement is a lease at inception. On our balance sheet, our corporate office lease is included in operating lease right-of-use (ROU) asset, current portion of operating lease liability and operating lease liability, net of current portion.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For leases that do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Significant judgment may be required when determining whether a contract contains a lease, the length of the lease term, the allocation of the consideration in a contract between lease and non-lease components, and the determination of the discount rate included in our office lease. We review the underlying objective of each contract, the terms of the contract, and consider our current and future business conditions when making these judgments.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU assets and lease liabilities on the unaudited condensed consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

The Financial Accounting Standards Board (“FASB”) issued a Q&A in March 2020 that focused on the application of lease guidance in ASC 842 for lease concessions related to the effects of COVID-19. The FASB staff has said that entities can elect to not evaluate whether concessions granted by lessors related to COVID-19 are lease modifications. Entities that make this election can then apply the lease modification guidance in ASC 842 or account for the concession as if it were contemplated as part of the existing contract. The Company has elected to not treat the concessions as lease modifications and will instead account for the lease concessions as if they were contemplated as part of the existing leases. The Company has recorded negative variable lease expense and adjusted lease liabilities at the point in which the rent concession has become accruable.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the six months ended June 30, 2023 and 2024, the Group did not have any impairment loss against its operating lease right-of-use assets.

Income taxes

Cayman Islands

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

BVI

Victory Hero is incorporated in the BVI and is not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Wching HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000 (approximately US$255,470), and 16.5% on any part of assessable profits over HK$2,000,000 (approximately US$255,470). Under Hong Kong tax law, the above-mentioned Hong Kong company is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

For the six months ended June 30, 2023 and 2024, the Company generated substantially all of its taxable income in the Hong Kong. The tax expenses recorded in the Company’s result of operations are almost entirely attributable to income earned in the Hong Kong. Should the Company’s operations expand or change in the future, where the Company generates taxable income in other jurisdictions, the Company’s effective tax rates may substantially change.

Recently issued accounting pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the unaudited condensed consolidated financial statements, “Summary of Significant Accounting Policies and Practices.”

Results of Operations

The following table sets forth a summary of the unaudited condensed consolidated results of operations of us for the periods indicated:

	Six months ended June 30,
	2023	2024
	US$	US$
REVENUES
Customized software solutions	802,418	803,830
White label software	255,121	9,260
Subscription services	123,373	247,990
TOTAL REVENUES	1,180,912	1,061,080
COST OF REVENUES	267,427	338,122
GROSS PROFIT	913,485	722,958

OPERATING EXPENSES
Staff costs and employee benefits	50,693	112,374
Rental and office expenses	55,341	54,120
Legal and professional fees	234,204	70,605
Depreciation	14,430	14,467
Others	5,593	8,302
TOTAL OPERATING EXPENSES	360,261	259,868
INCOME FROM OPERATIONS	553,224	463,090

OTHER INCOME (EXPENSE), NET
Interest income	216	68
Interest expense	(8,331)	(8,975)
Investment gain	194	255
Government subsidies	1,531	17,054
Other expense	—	(1,605)
TOTAL OTHER (EXPENSE) INCOME, NET	(6,390)	6,797

INCOME BEFORE INCOME TAX	546,834	469,887
INCOME TAX EXPENSES	(82,254)	(88,734)
NET INCOME	464,580	381,153

Revenue

We primarily generate our revenue by providing customized software solutions, cloud-based software-as-a-service (“SaaS”) platforms, and “white-label” software design and development services to our creators and customers. We recognize all our revenue on a gross basis, comprising (i) customized software solution; (ii) white label software; and (iii) subscription services.

Our total revenues decreased by approximately US$119.832 or 10.2% to approximately US$1,061,080 for the six months ended June 30, 2024 from approximately US$1,180,912 for the six months ended June 30, 2023. Such decrease was mainly attributable to the decrease in revenue generated from our provision of white label software by approximately US$245,861 or 96.4%. Details of further explanation were discussed below.

(i)	Revenue by product categories

	Six months ended June 30,
	2023		2024
	US$	%	US$	%
Customized software solutions	802,418	68.0%	803,830	75.8%
White label software	255,121	21.6%	9,260	0.8%
Subscription services	123,373	10.4%	247,990	23.4%
Total	1,180,912	100.0%	1,061,080	100.0%

Customized software solutions

For the six months ended June 30, 2023 and 2024, revenue generated from our provision of customized software solutions accounted for approximately 68.0% and 75.8% of our total revenues, respectively. We provide customized software solutions based on customers’ specifications. The increase in the revenues from customized software solutions by US$1,412 or 0.2% from US$802,418 for the six months ended June 30, 2023 to US$803,830 for the six months ended June 30, 2024 was principally contributed to (i) the increase in demand for the IT software to increase the efficiency of management and operation of the SMBs; and (ii) proficiencies gained from experience of customized computer solution have shorten the completion time frame of delivering products to customers.

White label software

For the six months ended June 30, 2023 and 2024, revenue generated from our provision of white label software accounted for approximately US$255,121 or 21.6% and US$9,260 or 0.8% of our total revenues, respectively. We provide self-developed software as “White label” products to our customers. White label software is software that is sold unbranded, that their own branding can be added and then the software can be resold by accessing to the software as if the corporate customers developed it. The decrease in the revenues in white label software by US$245,861 or 96.4% from US$255,121 for the six months ended June 30, 2023 to U$9,260 for the six months ended June 30, 2024, was due to the decrease in the demand for the self-developed software for SMBs.

Subscription services

For the six months ended June 30, 2023 and 2024, revenue generated from the provision of subscription services accounted for approximately US$123,373 or 10.4% and US$247,990 or 23.4% of our total revenues, respectively. We provide SaaS digital business management software subscription services, which include the right to use the software and continuous technical support services to SMBs. Increase in the revenue from subscription services by US$ 124,617 or 101.0% from US$123,373 for the six months ended June 30, 2023 to US$247,990 for the six months ended June 30, 2024 which was principally contributed to the average contract sum increased from approximately US$8,999 for the six months ended June 30, 2023 to US$45,544 for six months ended June 30, 2024.

Cost of revenues

	Six months ended June 30,
	2023		2024
	US$	%	US$	%
Customized software solutions	147,026	55.0%	104,627	30.9%
White label software	99,772	37.3%	8,307	2.5%
Subscription services	20,629	7.7%	225,188	66.6%
Total	267,427	100.0%	338,122	100.0%

Cost of revenues mainly consists of amortization of intangible assets, subcontracting costs, IT personnel staff cost and rental of server. For the six months ended June 30, 2023 and 2024, cost of revenues was US$267,427 and US$338,122, respectively, increase in cost of revenues by US$70,695 or 26.4% is mainly due to the increase in amortization of intangible asset and maintenance cost of US$33,731 and US$96,029 which was resulted from the purchase of additional modules of the ERP system from a third party at a consideration of US$758,123 during the six months ended June 30, 2024 and partially offset against the decrease in IT staff cost by US$59,134 as certain maintenance work was subcontracted to service providers as the cost was relatively lower.

Gross profit

	Six months ended June 30,
	2023				2024
Category	Revenues	Cost of revenues	Gross profit	Gross profit margin	Revenues	Cost of revenues	Gross profit	Gross profit margin
	US$	US$	US$	%	US$	US$	US$	%
Customized software solutions	802,418	147,026	655,392	81.7%	803,830	104,627	699,203	87.0%
White label software	255,121	99,772	155,349	60.9%	9,260	8,307	953	10.3%
Subscription services	123,373	20,629	102,744	83.3%	247,990	225,188	22,802	9.2%
Total	1,180,912	267,427	913,485	77.4%	1,061,080	338,122	722,958	68.1%

For the six months ended June 30, 2023 and 2024, gross profit was US$913,485 and US$722,958, respectively, and gross profit margin was 77.4% and 68.1%, respectively, of operating revenue.

For customized software solutions, the gross profit increased by US$43,811 or 6.7% from US$655,392 for the six months ended June 30, 2023 to US$699,203 for the six months ended June 30, 2024. The proficiencies gained from experience of customized computer solution have shorten the completion time frame of delivering products to customer which resulted in decrease in cost of development.

For white label software, the gross profit decreased by US$154,396 or 99.4% from US$155,349 for the six months ended June 30, 2023 to US$953 for the six months ended June 30, 2024. The decrease in gross profit and gross profit margin was mainly due to decrease in demand in white label software during the current year while the cost of developing the white label increased due to special functions requested by customers which resulted in increase in outsource costs.

For subscription service, the gross profit decreased by US$79,942 or 77.8% from US$102,744 for the six months ended June 30, 2023 to US$22,802 for the six months ended June 30, 2024. With increase in cost of subscription service mainly due to the increase in the amortization of ERP system resulted from acquisition of additional modules during the current period, and as a result, both gross profit and gross profit margin decreased.

Operating expenses

	Six months ended June 30,
	2023	2024	Increase/(decrease)
	US$	US$	US$	%
Staff costs and employee benefits	50,693	112,374	61,681	121.7%
Rental and office expenses	55,341	54,120	(1,221)	(2.2)%
Legal and professional fees	234,204	70,605	(163,599)	(69.9)%
Depreciation	14,430	14,467	37	0.3%
Others	5,593	8,302	2,709	48.4%
TOTAL OPERATING EXPENSES	360,261	259,868	(100,393)	(27.9)%

Operating expenses includes selling expenses and administrative expenses for the daily operations of the Company. For the six months ended June 30, 2023 and 2024, total operating expenses were US$360,261 and US$259,868, respectively. The decrease of operating expenses by US$100,393 or 27.9% was mainly due to the decrease in legal and professional fees for the six months ended June 30, 2024. Decrease in legal and professional fees by US$163,599 or 69.9% from US$234,204 for the six months ended June 30, 2023 to US$70,605 for the six months ended June 30, 2024 was mainly due to the decrease in audit fee of US$228,844 for the IPO purpose during the six months ended June 30, 2023 and partially offset against the increase in staff costs and employee benefit.

Other income (expense), net

For the six months ended June 30, 2023 and 2024, total other expense, net was US$6,390 in 2023 and total other income, net was US$6,797 in 2024, respectively. The other income (expenses) mainly represented the interest income and investment (loss) gain for investment, interest expense on bank borrowings and government subsidies. Increase in other income, net is mainly due to the increase in other income from government subsidies received pursuant to the Employment Support Scheme (“ESS”) under the Anti-epidemic Fund from the Hong Kong government by US$15,523 or 1013.9% from US$1,531 for six months ended June 30, 2023 to US$17,054 for six months ended June 30, 2024.

Income tax

We are subject to income tax on an entity basis on profit arising in or derived from the jurisdiction in which members of our Group domicile or operate.

Cayman Islands

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

BVI

Victory Hero is incorporated in the BVI and is not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Wching HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000 (approximately US$255,470), and 16.5% on any part of assessable profits over HK$2,000,000 (approximately US$255,470). Under Hong Kong tax law, the above-mentioned Hong Kong company is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Our income tax increased by approximately US$6,480, or 7.9%, from income tax expenses of approximately US$82,254 for the six months ended June 30, 2023 to approximately US$88,734 for the six months ended June 30, 2024, primarily due to the increase in deferred tax expenses of US$54,380 derived from the acceleration of depreciation and amortization of property and equipment and intangible assets. Our effective tax rates were 15.0% and 18.9% for the six months ended June 30, 2023 and 2024, respectively.

Net income

Our net income for the six months ended June 30, 2023 and 2024, was US$464,580 and US$381,153, respectively. The decrease of net income by US$83,427 or 18.0% was mainly due to the predominantly the decrease in our overall revenues in 2024.

Liquidity and Capital Resources

The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	As of
	December 31, 2023	June 30, 2024
	US$	US$
	(Audited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	12,783	8,199
Accounts receivable, net	720,245	1,139,207
Deposits, prepayments and other receivables, net	36,510	25,803
Amount due from a director	18,414	—
Total current assets	787,952	1,173,209

Current liabilities:
Accounts payable	—	74,170
Accruals and other payables	262,078	160,816
Contract liabilities	45,920	292,999
Deferred government subsidy	38,506	38,536
Bank borrowings	496,517	482,920
Lease liabilities	84,883	34,213
Amounts due to a director	—	203,711
Tax payables	128,280	128,380
Total current liabilities	1,056,184	1,415,745
Net current liabilities	(268,232)	(242,536)

Accounts receivable, net

Accounts receivable mainly represent amounts due from customers for provision of cloud-based SaaS services from subscription and customized software solutions which are recorded net of allowance for the Company’s expected credit loss. The Company generally grant credit terms of 90 days to the clients. In evaluating the collectability of receivable balances, the Company considers specific evidence including aging of the receivable, the client’s payment history, its current creditworthiness and current economic trends and customer specific quantitative and qualitative factors that may affect our customers’ ability to pay. The Company regularly reviews the adequacy and appropriateness of the allowance for expected credit loss. Accounts receivable are written off after all collection efforts have ceased. As of December 31, 2023, accounts receivable were aged within one year and allowance for expected credit losses provided was US$13,864. As of June 30, 2024, accounts receivable were aged within one year and allowance for expected credit losses provided was US$18,546.

Our accounts receivable balance increased by US$418,962, or 58.2% from US$720,245 as of December 31, 2023 to US$1,139,207 as of June 30, 2024. The increase was mainly due to the increase in revenue and partially offset by the settlement of accounts receivable from customers during the six months ended June 30, 2024.

Amount due from (to) a director

		As of December 31,
Name	Relationship	December 31, 2023	June 30, 2024
		US$	US$
Mr. Shek Kin Pong	Director and Controlling Shareholder of the Company	18,414	(203,711)
		18,414	(203,711)

The balance with the director of due from US$18,414 and due to US$203,711 as of December 31, 2023 and June 30, 2024, respectively, represented the fund transfer to Mr. Shek Kin Pong, the director and Controlling Shareholder of the Company, for the operations of related companies. The balances as of December 31, 2023 and June 30, 2024 with the director are unsecured, interest free with no specific repayment terms and non-trade nature.

Bank borrowings

Bank borrowings are initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in statements of operations over the period of the borrowings using the effective interest method. All bank borrowings were classified as short term due to repayment on demand clauses attached on the borrowings. As of December 31, 2023 and June 30, 2024, the bank borrowings were approximately US$496,517 and US$482,920, respectively. There are no material movement was noted.

Accruals and other payables

Accruals and other payables primarily include accrued staff costs, accrued professional fee, payables for rental of server for the software a product that the Group is offering and other accrual and payable for the operation of the ordinary course of business.

Our accruals and other payables as of June 30, 2024 decreased by approximately US$101,262 or 38.6% from approximately US$262,078 as of December 31, 2023 to approximately US$160,816 as of June 30, 2024, mainly due to the decrease of accrued professional fee for the IPO purpose by approximately US$219,063.

Deferred government subsidy

The balance represented the government subsidy of approximately US$38,536 received from the Hong Kong Government during the year ended December 31, 2022, in relation to the Dedicated Fund on Branding, Upgrading and Domestic Sales (“BUD Fund”) (Free Trade Agreement (“FTA”) Program) in Hong Kong which aims to fund projects and activities to assist Hong Kong enterprises in developing brands, upgrading and restructuring operations and promoting sales in the FTA economies, so as to enhance their competitiveness and facilitate their business development in the FTA economies. Such amount was recognized in the unaudited condensed consolidated balance sheets as deferred government subsidy due to the conditions attached in the BUD Fund have not been fulfilled as of December 31, 2023 and June 30, 2024.

Lease liabilities

Our lease liabilities represented the current position of our non-cancellable lease agreement of our corporate office in Hong Kong, and were reduced by amortization charge and lease payments were made, respectively.

Decrease in lease liabilities by approximately US$50,670 or 59.7% as of June 30, 2024 from approximately US$84,883 as of December 31, 2023 to approximately US$34,213 as June 30, 2024 was mainly due to the amortization of lease during the six months ended June 30, 2024.

Contract liabilities

Contract liabilities are recorded when consideration is received from a customer prior to transferring the services to the customer or other conditions under the terms of a service contract. These payments are non-refundable and are recognized as revenue when our performance obligation is satisfied. As of December 31, 2023 and June 30, 2024, the Company recorded contract liabilities of US$45,920 and US$292,999, respectively. Increase in our contract liabilities by approximately of US$247,079 or 538.1% as of June 30, 2024 was primarily due to recognition of revenues because of completion of performance obligations during the six months ended June 30, 2024.

Cash Flows

Our use of cash primarily related to operating activities. We have historically financed our operations primarily through our cash flow generated from our operations and advances from related parties.

The following table summarizes our cash flows for the years indicated:

	Six Months Ended June 30,
	2023	2024
	US$	US$
Net cash generated from operating activities	374,892	416,439
Net cash used in investing activities	(817)	(630,123)
Net cash (used in) generated from financing activities	(483,283)	208,164
Net decrease in cash and cash equivalents	(109,208)	(5,520)
Cash and cash equivalents at beginning of period	261,377	12,783
Effect of foreign exchange differences	(9,629)	936
Cash and cash equivalents at end of period	142,540	8,199

Cash flows generated from operating activities

During the six months ended June 30, 2023 and 2024, the cash inflows from our operating activities were primarily derived from the revenues generated from our provision for customized software solutions, white label software and subscription services; whereas the cash outflows for our operating activities mainly comprised staff cost and employee benefits, subcontracting costs, and other operating expenses including rental and office expenses and legal and professional fees.

Our net cash generated from operating activities primarily reflected our net income, as adjusted for non-cash items, such as depreciation and amortization of intangible assets, and effects of changes in operating assets and liabilities such as increase or decrease in accounts receivable, deferred tax assets, rental deposit, accruals and other payables, deferred government subsidy, contract liabilities and deferred tax liabilities.

For the six months ended June 30, 2023, our net cash generated from operating activities was US$374,892, which primarily arising from our net income from operation of approximately US$464,580, as adjusted from non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items mainly consisted of (i) depreciation of property and equipment of US$20,132; and (ii) amortization of intangible assets of US$63,991. Changes in operating assets and liabilities mainly include (i) the increase in accounts receivable by US$400,277 due to the settlement of accounts receivable from the customers during the period less than the increase in accounts receivable; (ii) decrease in contract liabilities of US$107,367 due to decrease in receipt from the customers during the period for the subscription services; (iii) the increase in accruals and other payables of US$243,677 mainly due to the accrued professional fee related to the IPO purpose; and (iv) the increase in deferred tax assets and liabilities of US$ 53,975 and US$28,299 respectively mainly due to the temporary differences of depreciation and amortization of intangible assets.

For the six months ended June 30, 2024, our net cash generated from operating activities was US$416,439, which primarily arising from our net income from operation of approximately US$381,153, as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items mainly consisted of (i) depreciation of property and equipment of US$20,237; and (ii) amortization of intangible assets of US$97,722; and (iii) allowance for expected credit losses of US$4,635. Changes in operating assets and liabilities mainly include (i) the increase in accounts receivable by US$423,597 mainly due to the increase in settlement of accounts receivable from the customers during the six months ended June 30, 2024; (ii) decrease in accruals and other payables of US$84,146 mainly due to the settlement of accrued professional fee for the IPO purpose, and partially offset by (i) deferred tax liabilities by US$88,734 mainly due to the temporary differences of depreciation and amortization of intangible assets and increase in tax losses arising from the temporary difference on depreciation and amortization of intangible assets; (ii) the increase in accounts payable by US$74,170 due to increase in purchase of system equipment; (iii) the increase in contract liabilities of US$247,079 due to receipt from the customers during the six months ended June 30, 2024; and (iv) decrease in deposits, other receivables and prepayments of US$10,707 due to the utilization of prepayment for the maintenance fee to the subcontractor.

Cash flows used in investing activities

Our cash flows used in investing activities primarily consisted of (i) the purchases of intangible assets; and (ii) the prepayment for acquisition of intangible assets.

For the six months ended June 30, 2023, net cash used in investing activities was approximately US$817, mainly arising from purchase of intangible assets of approximately US$817 which represented the ERP software acquired from third party during the period.

For the six months ended June 30, 2024, net cash used in investing activities was approximately US$630,123, mainly arising from acquisition of intangible assets of approximately US$630,123 which represented the ERP software acquired from third party during the period.

Cash flows generated from (used in) financing activities

Our cash flows generated from (used in) financing activities primarily consisted of (i) repayment of bank borrowings; (ii) advances to a director; (iii) repayment from a director; and (iv) repayment to related parties.

For the six months ended June 30, 2023, net cash used in financing activities was approximately US$483,283, mainly arising from (i) net advances to a director of approximately US$86,525; and (ii) repayment to related parties of approximately US$371,031.

For the six months ended June 30, 2024, net cash generated from financing activities was approximately US$208,164, mainly arising from (i) repayment for bank borrowing of US$13,961; and partially offset by (i) repayment from a director of US$222,125.

Cash Flow Sufficiency

In order to meet the debt obligations and operating needs of our business, our management expects to satisfy the cash flow needs through (i) maintaining stable relationships with banks in order to renew the bank borrowings upon maturity or to arrange for additional banking facilities for use when necessary; (ii) maintaining stable cash inflows and avoiding breaching any debt covenants attached in the existing bank borrowings which has original maturity of eight years; (iii) closely monitoring the collection status of accounts receivable and actively following up with our customers for settlements; (iv) diversifying and broadening our customer base to avoid reliance on particular customers and to expand our sources of revenue and cash flow; (v) effectively managing accounts payable and negotiating for longer credit periods from suppliers, when necessary; (vi) obtaining financial support from our Controlling Shareholder and investors to meet short-term operating expenses; and (vii) continuing to focusing on improving operational efficiency and cost reductions and enhancing efficiency.

The Company believes that, taking into consideration the present available banking facilities and internal financial resources we have, including the current levels of cash and cash flows from operations, and the measures mentioned above, will be sufficient to meet its anticipated cash needs for at least the next twelve months from the date of this report.

Commitments

Operating lease commitment as a lessee

The maturity analysis of the Company’s undiscounted non-cancellable operating lease obligations as of June 30, 2024 is as follows:

Operating leases
US$
Six months ended June 30, 2024	34,331
Total undiscounted lease obligations	34,331
Less: imputed interest	(118)
Lease liabilities recognized in the unaudited condensed consolidated balance sheet	34,213

Capital commitments

As of December 31, 2023 and June 30, 2024, our Group did not have any capital commitments.

Capital Expenditure

Historical capital expenditures

Our capital expenditures during the six months ended June 30, 2023 and 2024 were mainly related to the addition of leasehold improvement and the purchase of server for storage of all data of software and computer equipment. For the six months ended June 30, 2023 and 2024, our capital expenditures in relation to property and equipment were approximately US$817 and Nil, respectively, and our capital expenditures in relation to intangible asset were approximately Nil and US$630,123, respectively. We principally funded our capital expenditures through cash flows from operations and borrowings during the six months ended June 30, 2023 and 2024.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

Quantitative and Qualitative Disclosure About Market Risk

Credit risk

The Company’s assets that are potentially subject to a significant concentration of credit risk primarily consist of bank balances and accounts receivable.

Bank balances

The Company believes that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of approximately US$64,000 if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2023 and June 30, 2024, cash balance of US$12,783 and US$8,199 respectively were maintained at financial institutions in Hong Kong and approximately US$12,783 and US$8,199 respectively were insured by the Hong Kong Deposit Protection Board.

Accounts receivable

The Company has designed credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on customers and generally do not require collateral or other securities from such customers. The Company periodically evaluates the creditworthiness of the existing customers in determining an allowance for expected credit loss primarily based upon the aging of the receivable, the client’s payment history, its current creditworthiness and current economic trends. Since all accounts receivable as at December 31, 2023 and 30 June, 2024 were aged within one year, minimum credit risk was noted for accounts receivable. As of December 31, 2023 and June 30, 2024, accounts receivable were aged within one year and allowance for expected credit loss provided was US$13,864 and US$18,546 respectively.

Customer concentration risk

For the six months ended June 30, 2023, two customers accounted for 21.6% and 10.8% of our total revenues. The two customers signed Wching HK’s standard software development agreement, including provisions regarding deliverables, payment, confidentiality, intellectual property, warranties, indemnification, assignment, and governing law. The non-breaching party may terminate the agreement for a material breach of any terms and conditions within such agreement, and either party may terminate the agreement if the other party receives convictions of criminal offenses or files for bankruptcy during the term of the agreement. We usually provide a 90-day continuing support service from the application delivery, including repairs of bugs, glitches, and other issues related to the delivered application, and we do not charge separately for these support services. For the six months ended June 30, 2024, five customers accounted for 20.2%, 18.9%, 16.2%, 14.5% and 12.4% of our total revenues. No other customer accounts for more than 10% of our revenues for the six months ended June 30, 2023 and 2024, respectively.

As of December 31, 2023, one customer accounted for 10.5% of the total balance of accounts receivable. No other customer accounts for more than 10% of our accounts receivable as of December 31, 2023.

As of June 30, 2024, two customers accounted for 12.0% and 11.0% of the total balance of accounts receivable. No other customer accounts for more than 10% of our accounts receivable as of June 30, 2024.

Interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s bank borrowings and cash and cash equivalents. The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

Foreign currency risk

The reporting currency of the Company is US$. To date the majority of the revenues and costs are denominated in HK$ and a significant portion of the assets and liabilities are denominated in HK$. There was no significant exposure to foreign exchange rate fluctuations and the Company has not maintained any hedging policy against foreign currency risk. The management will consider hedging significant currency exposure should the need arise.

Trend Information

Other than as disclosed in “Risk Factors — Risks Related to Our Business — The occurrence of force majeure events and natural disasters may adversely affect our business, financial condition and results of operations” in this prospectus, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our operating revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.